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                                                   OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                                OPTION CARE, INC.
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                                (Name of Issuer)

                               Common Stock, $0.01
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                         (Title of Class of Securities)

                                   683948 10 3
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                                 (CUSIP Number)

Mr. Kevin Harris, 225 East Deerpath Road, Lake Forest, IL 60045 (847) 295-8665
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                (Name, Address and Telephone Number of the Person
                Authorized to Receive Notices and Communications)

                                 October 5, 1999
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on its form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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CUSIP No. 683948 10 3

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  EJ Financial Investments III, L.P 36-3910328

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a).........................................................

                  (b).........................................................

         3.       SEC Use Only................................................

         4.       Source of funds (See Instructions): WC

         5.       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e).......................................

         6.       Citizenship of Place of Organization: Delaware

                      7.   Sole Voting Power: 1,158,621 (See Items 5 and 6)
Number of
Shares Beneficially   8.   Number of Shares Beneficially Owned by Each
Owned by Each              Reporting Person with Shared Voting Power: 0
Reporting Person
with:                 9.   Sole Dispositive Power: 1,158,621 (See Items 5 and 6)

                      10.  Shared Dispositive Power: 0

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  1,158,621

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions):....................................

         13.      Percent of Class Represented by Amount in Row (11): 10.2 %

         14.      Type of Reporting Person (See Instructions): PN

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CUSIP No.  683948 10 3

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  John N. Kapoor

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a).........................................................

                  (b)..........................................................

         3.       SEC Use Only:................................................

         4.       Source of funds (See Instructions): 00.......................

         5.       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e):........................................

         6.       Citizenship of Place of Organization: United States

                      7.   Sole Voting Power: 6,241,495 (See Items 5 and 6)

Shares Beneficially   8.   Number of Shares Beneficially Owned by Each
owned by Each              Reporting Person with Shared Voting Power: 0
Reporting Person
with:                 9.   Sole Dispositive Power: 6,241,495(See Items 5 and
                           6)

                      10.  Shared Dispositive Power: 0

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  6,241,495

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

         13.      Percent of Class Represented by Amount in Row (11): 55 %

         14.      Type of Reporting Person (See Instructions):   IN

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ITEM 1:SECURITY AND ISSUER

         This statement is being jointly filed by EJ Financial Investments III, L.P. (the "Limited Partnership") and the Managing General Partner of the Limited Partnership, John N. Kapoor ("Kapoor") and relates to the Common Stock, par value $0.01 of Option Care, Inc. (the "Company" or "Issuer") the principal office of which is located at 100 Corporate North, Suite 212, Bannockburn, Illinois 60015.

ITEM 2:IDENTITY AND BACKGROUND

(i) The Limited Partnership, a Delaware limited partnership, was organized on September 9, 1993 for the purpose of acquiring, owning, managing and selling property for investment purposes. The principal office of the Limited Partnership is 225 East Deerpath Road, Suite 250, Lake Forest, Illinois 60015. Within the least five years, the Limited Partnership has not been convicted of any criminal proceeding nor been subject to any final order or decree enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

(ii)     (a)    John N. Kapoor

         (b)    225 East Deerpath Road, Suite 250, Lake Forest, Illinois 60015

         (c) President of EJ Financial Enterprises, Inc., 225 East Deerpath Road, Lake Forest, Illinois

         (d)    No

         (e)    No

         (f)    United States

ITEM 3:SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Limited Partnership has used cash on hand to acquire 1,158,621 shares of the Common Stock of the Issuer (the "Shares") at an aggregate price of $4,200,000 representing a per share price of $3.625.

ITEM 4:PURPOSE OF TRANSACTION

         The Limited Partnership has acquired 886,875 shares of the Issuer's common stock from the John N. Kapoor Trust (the "JNK Trust"), of which Kapoor is the sole beneficiary and sole trustee, and 271,746 shares of the Issuer's common stock from the Editha Kapoor Trust (the "EK Trust"), of which Editha Kapoor, Kapoor's spouse, is the sole beneficiary and sole trustee. Kapoor is the Managing General Partner of the Limited Partnership with sole power to vote and to sell the Shares. The purpose of the transaction was to facilitate certain

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         financial planning on behalf of Kapoor, his family and certain affiliated interests by transferring the Shares from the JNK Trust and the EK Trust to the Limited Partnership, the limited partners of which are all individuals or trusts established for individuals who have a family relationship with Kapoor or Kapoor's spouse, in exchange for cash. The Shares have been acquired for investment purposes only. Although the Reporting Persons have not formulated any definitive plans, they may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Schedule 13D, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of
         Item 4 of Schedule 13D.

ITEM 5 - INTEREST AND SECURITIES OF THE ISSUER

         (a) The Limited Partnership is the record and beneficial owner of 1,158,621 shares of the Issuer's common stock. Kapoor, being the Managing General Partner of the Limited Partnership, is also deemed to be the beneficial owner of such 1,158,621 shares. In addition, Kapoor, through the JNK Trust, of which he is sole beneficiary and sole trustee, and through the Kapoor Family Partnership, L.P., EJ Financial/OCI Management, L.P. and EJ Financial Investments II, L.P., in each of which Kapoor is the managing general partner, beneficially owns an additional 5,082,874 shares. Accordingly, pursuant to Rule 13d-3 under the Exchange Act, as of the date hereof, the Limited Partnership would be deemed beneficial owner of 1,158,621 shares of Issuer's common stock. Based on the number of shares of Issuer's common stock outstanding as of July 31, 1999, such 1,158,621 shares represents approximately 10.2 % of the Issuer's issued and outstanding common stock. In addition, Kapoor, again in accordance with Rule 13d-3, would be deemed beneficial owner of 6,241,495 shares which constitute, based on the number of shares of the Issuer's common stock outstanding as of July 31, 1999, approximately 55 % of the Issuer's common stock.

         (b) The number of shares of Issuer common stock which each Reporting Person has:

         1.            Limited Partnership.

                      (i)         Sole voting power: 1,158,621

                      (ii)        Shared voting power: 0

                      (iii)       Sole dispositive power: 1,158,621

                      (iv)        Shared dispositive power: 0

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         2.           Kapoor

                      (i)         Sole voting power: 6,241,495

                      (ii)        Shared voting power: 0

                      (iii)       Sole dispositive power: 6,241,495

                      (iv)        Shared dispositive power: 0

(c) The following transactions were made in the 60 days prior to October 5, 1999.

         1. On October 5, 1999 ownership of 1,158,621 shares was transferred to the Limited Partnership in private transactions as described in Item 4 above.

(d)      Not applicable.

(e)      Not applicable.


ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described in response to Item 5(a), there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person with respect to the Securities of the Issuer.


ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 -    Copy of an Agreement between the Limited Partnership and
               Kapoor to file this Statement on Schedule 13D on behalf of each of them.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  October 5, 1999                 EJ FINANCIAL INVESTMENTS III, L.P.
        Chicago, Illinois
                                        BY:    /s/ JOHN N. KAPOOR
                                              ------------------------------
                                              JOHN N. KAPOOR
                                              Its Managing General Partner


                                              /s/ JOHN N. KAPOOR
DATED:  October 5, 1999                       -------------------------------
        Chicago, Illinois                     JOHN N. KAPOOR

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